UNDERWRITING AGREEMENT

June 24, 2005

NovaGold Resources Inc.
P.O. Box 24, Granville Square
Suite 2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4

Attention:	Mr. Rick Van Nieuwenhuyse,
President and Chief Executive Officer

Dear Sirs:

          Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Sprott Securities Inc. (collectively, the “Underwriters”) hereby severally, and not jointly, offer to purchase from NovaGold Resources Inc. (the “Company”), in the respective percentages set forth in section 14, and the Company by its acceptance hereof agrees to create, issue and sell to the Underwriters a total of 5,000,000 special warrants (the “Firm Special Warrants”) for a Purchase Price of $10.00 per Firm Special Warrant. The agreement made by the Company’s acceptance hereof is conditional upon and subject to the terms and conditions described below. Unless otherwise defined herein, defined terms used in this Agreement have the meanings ascribed to them under Section 1 “Definitions”.

          In addition, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”), exercisable by written notice not later than two days prior to the Closing Date (as defined below) to acquire up to 2,500,000 additional Special Warrants (the “Option Special Warrants” and, together with Firm Special Warrants, the “Special Warrants”). In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Company the number of Option Special Warrants in respect of which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 14, and the Corporation hereby agrees to issue and sell such number of Option Special Warrants to the Underwriters for a Purchase Price of $10.00 per Option Special Warrant.

Special Warrant Terms

          The Special Warrants will be created and issued under and governed by the Special Warrant Indenture and will contain provisions to the following effect:

(a)

Right to Acquire Common Shares and Share Purchase Warrants. Each Special Warrant will, upon exercise thereof as described below, entitle the Purchaser to receive one Common Share and one-half of one Share Purchase Warrant for no additional consideration. The Special Warrants will be deemed to be exercised into such Common Shares and Share Purchase Warrants, on the date which is the earlier of:

(i)

the later of one business day after the date on which the Company obtains a receipt for a final prospectus qualifying the distribution of the Common Shares and Share Purchase Warrants upon conversion of the Special Warrants in each of the Designated Provinces and the date which is 41 days after the Closing Date; and

	(ii)	four months and one day after the Closing Date.

(b)

Adjustment Provisions. The number of Common Shares and Share Purchase Warrants issuable upon conversion of the Special Warrants will be subject to adjustment in certain events, including the subdivision, consolidation, change or reclassification of Shares, the issue of the Shares by way of stock dividends other than dividends paid in the ordinary course, and the distribution to all or substantially all the holders of the Shares of rights entitling them to subscribe for or purchase Shares at a price that is less than 95% of the then current market price of the Shares; and

(c)

Dividends. Special Warrants will not be entitled to any cash or stock dividends or any other distributions paid or declared but unpaid on the Shares during the period from their date of issue until the date on which they are converted into Common Shares and Share Purchase Warrants.

Share Purchase Warrant Terms

          The Share Purchase Warrants will be created and issued under and governed by the Share Purchase Warrant Indenture be to dated as of the Closing Date and made between the Company and the Trustee, as Trustee thereunder for the holders of the Share Purchase Warrants, and to contain provisions to the following effect:

(a)

Right to Purchase Shares. Each whole Share Purchase Warrant will be exercisable to acquire, subject to adjustment as set out in the Share Purchase Warrant Indenture, one Warrant Share at any time from the date on which such Share Purchase Warrants are issued until 5:00 p.m. (Vancouver time) on the day which is 30 months after the Closing Date at the price of $12.10. The Share Purchase Warrants will not be exercisable in the United States or by or on behalf of a U.S. person or person in the United States (as defined in Regulation S) unless pursuant to an effective registration statement under the U.S. Securities Act or an exemption from registration under the U.S. Securities Act and applicable state securities laws is available, and the Company has received an opinion of counsel of recognized standing reasonably acceptable to it to such effect;

(b)

Adjustment Provisions. The exercise price of the Share Purchase Warrants and/or the number of Warrant Shares issuable on the exercise of a Share Purchase Warrant will be subject to adjustment in certain events, including the subdivision, consolidation, change or reclassification of Shares, the issue of the Shares by way of stock dividends other than dividends paid in the ordinary course, and the distribution to all or substantially all the holders of the Shares of rights entitling them to subscribe for or purchase Shares at a price that is less than 95% of the then current market price of the Shares; and

(c)

Dividends. Share Purchase Warrants will not be entitled to any cash or stock dividends or any other distributions paid or declared but unpaid on the Shares during the period from the date on which they are issued until the date on which they are exercised.

Underwriters’ Fees and Expenses

          In consideration of the Underwriters’ agreement to purchase Special Warrants described herein and in return for the Underwriters’ services in:

(a)	acting as financial advisors to the Company;

(b)	assisting in the preparation of the Preliminary Prospectus, Final Prospectus and other documents referred to below;

(c)	forming and managing banking, selling or other groups for the distribution of the Special Warrants; and

(d)	distributing the Special Warrants in accordance with this Agreement,

the Company agrees:

(e)	to pay to the Underwriters, at Closing and in the manner specified in Section 10 hereof, a fee (the “Underwriters’ Fee”) of $0.50 for each Special Warrant issued; and

(f)

to issue to the Underwriters at the Closing and in the manner specified in Section 10 hereof a number of non-transferable Underwriters’ Warrants equal to 5% of the number of Special Warrants sold by the Company hereunder. Each such Underwriters’ Warrant will entitle the holder thereof to acquire one Share at the price of $11.00 for a period of 12 months after the Closing Date.

          In addition to the Underwriters’ Fee and the Underwriters’ Warrants set out above, whether or not the transactions contemplated by this Agreement are completed, the Company will pay all reasonable expenses of the transactions contemplated hereby, including fees and disbursements of legal counsel to the Underwriters (to a maximum of $60,000) and all out-of-pocket expenses incurred by the Underwriters (to a maximum of $15,000).

          The Underwriters understand and agree that: (i) the Underwriters Shares issued upon exercise of the Underwriters Warrants will not be registered under the U.S. Securities Act; (ii) the Underwriters Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless pursuant to an effective registration statement under the U.S. Securities Act or unless an exemption from registration is available, and the Company has received an opinion of counsel of recognized standing reasonably satisfactory to it to such effect; (iii) if the Underwriters’ Warrants are exercised within 40 days after their issuance or at a time when the Company is not a “foreign issuer” as defined in Regulation S under the U.S. Securities Act, the Underwriters’ Shares issued upon such exercise will bear restrictions on transfer imposed by the U.S. Securities Act and applicable rules and regulations thereunder.

Substituted Purchasers

          Although this offer is made by the Underwriters, as purchasers, the Underwriters will endeavour prior to the Closing Date to arrange for qualified purchasers (which, together with the Underwriters, are sometimes collectively referred to herein as the “Substituted Purchasers”) for the Special Warrants on a “private placement” basis.

          It is understood and agreed that the obligations of the Underwriters hereunder will not be discharged or reduced by any substitution of purchasers except in respect of payment of the Purchase Price for the Special Warrants and then only to the extent that the Substituted Purchasers pay at the Closing the Purchase Price for each Special Warrant subscribed for by them. The Underwriters agree that each Substituted Purchaser:

(a)

resident in, or otherwise subject to, the Securities Laws of a Designated Province, will be eligible to and will purchase Special Warrants under applicable prospectus and registration exemptions of the Securities Laws of such Designated Province;

(b)

who are resident in the United States or U.S. Persons or purchasing Special Warrants for the account or benefit of a U.S. Person, will be eligible to purchase and will purchase Special Warrants pursuant to an exemption from registration provided by Rule 506 of Regulation D of the U.S. Securities Act; and

(c)

resident in, or otherwise subject to, the securities laws of any other jurisdiction, will be eligible to and will purchase Special Warrants on a basis which does not require the filing of a prospectus, registration statement or similar document in such jurisdiction.

          The Underwriters will notify the Company with respect to the identities of all Substituted Purchasers in sufficient time to allow the Company to comply with, and the Company will use its reasonable efforts to comply with, all applicable regulatory requirements, all requirements under the Securities Laws and all requirements of the Stock Exchanges to be complied with by the Company as a result of the offering and sale of the Special Warrants to such Substituted Purchasers on a “private placement” basis as described above, and in any event by no later than 12:00 p.m. (Vancouver Time) on July 4, 2005,

          None of the Company or the Underwriters will provide to prospective Substituted Purchasers an “offering memorandum” within the meaning of that term under the Securities Laws or do anything which would require the Company or the Underwriters to provide such an “offering memorandum” to them.

Additional Terms and Conditions

          The foregoing offer and all of the Underwriters’ obligations are subject to the following terms and conditions, which, by accepting the offer, the Company will be deemed to have agreed to fulfil and carry out insofar as such terms and conditions are required to be complied with by the Company or are within the control of the Company:

1.	Definitions

As used in this Agreement, unless the context otherwise requires:

(a)	“AMEX” means the American Stock Exchange;

(b)	“Business Day” means a day which is not Saturday or Sunday or a legal holiday in the City of Vancouver, British Columbia or the City of Toronto, Ontario;

(c)	“Closing” means closing of the purchase and sale of the Special Warrants pursuant to this Agreement;

(d)	“Closing Date” means July 7, 2005 or such other date as the Company and the Underwriters may agree;

(e)	“Closing Time” means 8:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may agree;

(f)	“Common Shares” means the Shares issuable upon exercise of the Special Warrants;

(g)

“Contaminants” means any radioactive materials, asbestos materials, urea formaldehyde, hydrocarbon contaminants, underground or above-ground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance, the storage, manufacture, disposal, treatment, generation, use, transport, remediation, or Release into the Environment of which is prohibited, controlled, or regulated under Environmental Laws;

(h)	“Designated Provinces” means each of the provinces of Canada, but only to the extent that a holder of Special Warrants is resident therein or otherwise subject to the Securities Laws thereof;

(i)

“Environment” means the air (including all layers of atmosphere), land (including soil, sediment deposited on land, fill and lands submerged under water), and water (including oceans, lakes, rivers, streams, groundwater, and surface water);

(j)

“Environmental Laws” means all laws relating in any way to the Environment, environmental assessment, health, safety, occupational health and safety, or the presence, use, production, generation, storage, treatment, handling, distribution, labeling, testing, processing, control, transportation or disposal of Contaminants;

(k)

“Environmental Permits” means all material permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate its properties and to conduct its respective business and operations as now conducted or proposed to be conducted;

(l)	“Final Prospectus” means the final version of the Prospectus filed by the Company with the Securities Commissions of each Designated Province;

(m)

“Financial Statements” means the audited consolidated financial statements of the Company as at and for the year ended November 30, 2004, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of the Corporation as at and for the three-month period ended February 28, 2005;

(n)	“material” in relation to a corporation means material in relation to the corporation and its subsidiaries considered on a consolidated basis;

(o)

“Material Agreements” means, collectively, the exploration and lode mining lease effective May 1, 1995 between Calista Company and Placer Dome U.S. Inc.; the surface use agreement effective June 5, 1995 between the Kuskokwim Company and Placer Dome U.S. Inc.; the mining venture agreement effective as of November 13, 2002 between Placer Dome U.S. Inc. and NovaGold Resources Alaska, Inc.; the exploration and option agreement dated March 13, 2002 between Golden Glacier, Inc. and NovaGold Resources Alaska, Inc. and the underlying mining leases between Bering Straits Native Company and Golden Glacier, Inc. referenced therein; and the option agreement dated July 31, 2003 as amended among QIT-fer et Titane Inc., Hudson Bay Mining and Smelting Co., Limited, SpectrumGold Inc. (now NovaGold Canada Inc.) and Stikine Copper Limited, the exploration and option to earn LLC membership interest between Alaska Gold Company, Kennecott Exploration Company and Kennecott Arctic Company dated as of March 2, 2004, and such other agreements as may be identified on or before two Business Days prior to the Closing Date by: (i) the Company to the Underwriters as being a material agreement; and (ii) the Underwriters, acting reasonably, to the Company;

(p)

“material change” means any change in the business, operations, assets, liabilities, ownership or capital of any of the Company and its subsidiaries considered on a consolidated basis (except the transactions contemplated herein), that would reasonably be expected to have a significant effect on the market price or value of the Special Warrants, Common Shares, Share Purchase Warrants, Warrant Shares or Shares and includes a decision to implement such a change made by the board of directors of the Company or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

(q)

“material fact” means any fact that significantly affects or would reasonable be expected to have a significant effect on the market price or value of the Special Warrants, Common Shares, Share Purchase Warrants, Warrant Shares or Shares, as the case may be;

(r)	“Material Subsidiaries” means Alaska Gold Company, NovaGold Resources Alaska, Inc. and NovaGold Canada Inc.;

(s)

“misrepresentation” means, with respect to circumstances in which the Securities Laws of a Designated Province are applicable, a misrepresentation as defined under the Securities Laws of that Designated Province and, if not so defined or in circumstances in which no particular provincial laws are applicable, a misrepresentation as defined under the Securities Act (British Columbia);

(t)	“Offering” means the offering for sale by the Company of Special Warrants hereunder;

(u)	“Offering Documents” means collectively, the Prospectuses, any supplemental material and any amendment thereto;

(v)	“Preliminary Prospectus” means the preliminary version of the Prospectus filed by the Company with the Securities Commissions of each Designated Province;

(w)

“Prospectus” as the context may require, means the preliminary or final version of the prospectus to be filed with the Securities Commissions of each Designated Province relating to the distribution of the Common Shares and the Share Purchase Warrants to the holders of Special Warrants upon the conversion thereof including all documents incorporated by reference therein and, unless the context otherwise requires, includes any amendments or supplements thereto, and “Prospectuses” means, collectively the Preliminary Prospectus and the Final Prospectus;

(x)

“Public Record” means all information filed by or on behalf of the Corporation and its predecessor entities with the Securities Commissions in compliance, or intended compliance, with any applicable Securities Laws;

(y)	“Purchase Price” means the consideration of $10.00 to be paid by Substituted Purchaser’s to the Company for each Special Warrant acquired pursuant to the Offering;

(z)	“Purchaser” means a Substituted Purchaser other than the Underwriters;

(aa)

“Receipt” means an MRRS decision document issued by or on behalf of a Securities Commission for a Prospectus pursuant to National Policy 43-201 and a receipt issued for a Prospectus by any Securities Commission that opts out of the MRRS system;

(bb)	“Regulation S” means Regulation S under the U.S. Securities Act;

(cc)	“Release” means any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

(dd)	“Securities” means, collectively, the Special Warrants, Common Shares, Share Purchase Warrants, Warrant Shares, Underwriters’ Warrants and Underwriters’ Shares;

(ee)	“Securities Commissions” means, collectively, the securities commission or other securities regulatory authority in each of the Designated Provinces;

(ff)

“Securities Laws” means, collectively, the applicable securities laws of each of the Designated Provinces and the respective regulations and rules made and forms prescribed thereunder together with all applicable published notices, policy statements, blanket orders and rulings of the Securities Commissions;

(gg)	“Share Purchase Warrant Indenture” means the indenture to be dated as of the Closing Date and made between the Company and the Trustee pursuant to which the Share Purchase Warrants will be issued;

(hh)	“Share Purchase Warrants” means the common share purchase warrants to be created and issued by the Company pursuant to the Share Purchase Warrant Indenture;

(ii)	“Shares” means the common shares in the capital of the Company;

(jj)	“Special Warrants” means the special warrants to be created and issued by the Company under the Special Warrant Indenture;

(kk)	“Special Warrant Indenture” means the indenture to be dated as of the Closing Date and made between the Trustee and the Company pursuant to which the Share Purchase Warrants will be issued;

(ll)	“Stock Exchanges” means the TSX and AMEX;

(mm)

“Subscription Agreement” means the agreements to be entered into between the Company and each Substituted Purchaser relating to the purchase of the Special Warrants, in form satisfactory to the Company and the Underwriters;

(nn)

“subsidiary” means any corporation which is a subsidiary of a corporation within the meaning of that term as defined in the Securities Act (British Columbia), and for greater certainty includes a subsidiary of a subsidiary;

(oo)	“Substituted Purchaser” has the meaning ascribed thereto under the heading “Substituted Purchasers”;

(pp)

“supplemental material” means any supplemental statement, report, financial statement or other document required to be filed by the Company under the laws of Canada or any Designated Province and any amendment to the Prospectuses or amended Prospectuses;

(qq)	“Trustee” means Computershare Investor Services Inc.;

(rr)	“TSX” means the Toronto Stock Exchange;

(ss)

“Underwriters’ Warrants” means the common share purchase warrants of the Company issuable at Closing to the Underwriters hereunder. Each Underwriters’ Warrant will be non-transferable and will be exercisable to purchase one Underwriters’ Share, subject to adjustment, at any time from its date of issuance up until 5:00 p.m. (Vancouver time) on the date which is 12 months after the Closing Date, at an exercise price of $11.00 per Share;

(tt)	“Underwriters’ Shares” means the Shares issuable upon the exercise of the Underwriters’ Warrants;

(uu)	“United States” means the United States as that term is defined in Regulation S;

(vv)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(ww)	“U.S. Person” means a U.S. Person as that term is defined in Regulation S;

(xx)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(yy)	“Warrant Shares” means the Shares issuable upon the exercise of the Share Purchase Warrants.

2.	Representations and Warranties of the Company

          By accepting this offer the Company represents and warrants to the Underwriters and the Substituted Purchasers as follows, which representations and warranties the Company acknowledges will be relied on by the Underwriters in entering into this Agreement:

(a)

each of the Company and its Material Subsidiaries has been duly incorporated and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite authority and power to carry on its business and to own, lease and operate its properties and assets in each jurisdiction where it carries on such activities including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(b)	other than the Material Subsidiaries, the Company does not have any subsidiaries that, in the aggregate, account for more than 10% of its consolidated revenues, assets or earnings;

(c)

all of the issued and outstanding securities of all of the Company's subsidiaries, including the Material Subsidiaries are fully paid and non-assessable and legally and beneficially owned directly or indirectly by the Company and all such securities are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of any of the Company's subsidiaries or has any agreement, warrant, option, right or privilege (whether pre- emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of the Company's subsidiaries;

(d)	the Company has full power and authority to issue the Securities and to grant the Over-Allotment Option;

(e)

At the Closing Date, the Common Shares, Warrant Shares and Underwriters’ Shares will be duly and validly authorized, allotted and reserved for issuance and upon their issuance in accordance with the terms of the Special Warrants, the Share Purchase Warrants and the Underwriters’ Warrants, such Shares will be duly and validly issued as fully paid and non-assessable Shares;

(f)

the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company and the transactions contemplated hereby do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under any term or provision of the constating documents or resolutions of the Company, or any Material

Agreement to which the Company is a party or by which the Company is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and its subsidiaries (taken as a whole);

(g)

the Company has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Company and this agreement is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

(h)

other than as disclosed in the Public Record there has not been any material adverse change with respect to the Company’s business, operations or financial position since February 28, 2005 and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the Company;

(i)

the Financial Statements present fairly, in all material respects in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position, the results of operations and cash flows as at the dates thereof and for the periods then ended.;

(j)	there has not been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the auditors of the Company;

(k)

no authorization, approval, registration, qualification or consent of any court, governmental authority or agency, stock exchange, Securities Commission or other regulatory body or third party is required to be obtained by the Company in connection with the sale and delivery of the Special Warrants hereunder, except: (i) those which have been obtained; or (ii) those which will be obtained prior to the Closing Time under the Applicable Securities Laws;

(l)

there are no actions, suits, proceedings or inquiries pending or (as far as the Company is aware) threatened against or affecting the Company or its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which materially adversely affect, or may materially adversely affects, the business, operations, capital, properties, assets, liabilities (absolute, accrued or contingent), condition (financial or otherwise) or results of operations of the Company or which affect or may affect the distribution of the Securities;

(m)

each of the Company and its Material Subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licenses, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(n)

except for such non-compliance, proceedings, orders or directives as would not have a material adverse effect on the Company: (i) each of the Company and its subsidiaries is and has been in compliance with all Environmental Laws; (ii) each of the Company and its subsidiaries has all material Environmental Permits necessary to operate its businesses in compliance with all applicable Environmental Laws and all such Environmental Permits are valid and in full force and effect; (iii) each of the Company and its subsidiaries has not been charged with or convicted of an offence for non-compliance with any Environmental Laws and has not received any written notice or claim related to any breach or alleged breach of Environmental Laws; (iv) there has been no Release of any Contaminants at, on, under, to or from any property or facility used by the Company or its subsidiaries, any property adjacent to such properties or facilities, or otherwise in connection with the business of the Company and its subsidiaries, except where such Release is in compliance with Environmental Laws; (v) no proceeding is pending or threatened to revoke or limit any Environmental Permits; (vi) there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to the assets of the Company or its subsidiaries nor has any notice of the same been received from any person; and (vii) each of the Company and its subsidiaries has made, or will prior to the Closing make, available or provided to the Underwriters true copies of all material documents, information, reports, assessments, audits, correspondence relating to the Environment with respect to and in the possession of each of the Company and its subsidiaries;

(o)

except as ordinarily or customarily required by applicable Environmental Permits, none of the Company or its subsidiaries has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any of the Environmental Laws except where such action would not have a material adverse effect on the Company. None of the Company or any of its subsidiaries has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites except where such inquiries would not have a material adverse effect on the Company;

(p)

to the best of the Company’s knowledge, each of the Material Agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms and the Company and each of its subsidiaries, as applicable, is in compliance with the terms of such Material Agreements to which it is a party and the Company is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(q)

other than the Material Agreements, there are no agreements, contracts or understandings the loss of which would have a material adverse effect on the Company or is otherwise material to the business of the Company and its subsidiaries, taken as a whole;

(r)	all information and statements contained in the Public Record comply with applicable securities laws and did not, as of the date of such information or statements, contain any misrepresentation;

(s)

the authorized and issued share capital of the Company consists of 100,000,000 Shares of no par value and 10,000,000 preferred shares of no par value of which 66,326,662 Shares were issued and outstanding as fully paid and non-assessable as at June 24, 2005. Other than stock options convertible into an aggregate of 7,211,388 Shares and warrants convertible into an aggregate of 3,599,010 Shares, there are no outstanding rights to acquire, or securities convertible into, Shares;

(t)

no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Company and no proceedings, investigations or inquiries for such purpose are pending or contemplated or threatened;

(u)

Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, Toronto and Halifax is the duly appointed registrar and transfer agent of the Company with respect to its Shares;

(v)

the minute books and corporate records of the Company and its Material Subsidiaries are true and correct and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its subsidiaries as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its subsidiaries;

(w)

other than as provided for in this Agreement, neither the Company nor any of its subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(x)	the issued and outstanding Shares are listed and posted for trading on each of the Stock Exchanges;

(y)

the Company is a “reporting issuer”, or holds equivalent status, in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland and is not in default of any requirement of the applicable Securities Laws in any material respect;

(z)

the Company is not aware of any defects, failures or impairments in the title of the Company or any of its subsidiaries to its assets or those of its subsidiaries whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on the Company;

(aa)

to the knowledge of the Company, the Company has good and marketable title to its properties and assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, other than as disclosed in the Public Record;

(bb)

except for the 2004 tax returns for NovaGold Canada Inc., each of the Company and its Material Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by each of them, each has paid all taxes due and payable by it and each has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing, except where the failure to pay would not have a material adverse effect on the Company, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company and its subsidiaries and, to the best of the knowledge, information and belief of the Company, there are no material actions, suits, proceedings, investigations or claims threatened or pending against the Company or its subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(cc)

no order ceasing or suspending trading in the securities of the Company nor prohibiting the sale of such securities has been issued to the Company or any of its respective directors, officers or promoters and, to the best of the knowledge of the Company, no investigations or proceedings for such purposes are pending or threatened; and

(dd)

the Company is, and upon completion of the Offering and assuming the anticipated use of the proceeds thereof as described herein, would be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended.

3.	Covenants of the Company

The Company covenants and agrees with the Underwriters as follows:

(a)

the Company will, unless it would be unlawful to do so, accept and enter into each duly executed Subscription Agreement with each Purchaser who purchases Special Warrants providing, among other things, for rescission rights in favour of the Purchasers as required by all applicable Securities Laws; and

(b)	at the Closing, the Company will have taken all necessary steps to:

	(i)	duly and validly create, sell, issue and deliver the Special Warrants to the Substituted Purchasers;

	(ii)	duly and validly create, issue and deliver the Underwriters’ Warrants to the Underwriters;

	(iii)	duly and validly create the Share Purchase Warrants and authorize the issuance and delivery to the persons entitled thereto upon the valid conversion of the Special Warrants;

	(iv)	duly allot the Common Shares and authorize the issuance and delivery as fully paid and non-assessable Shares to the persons entitled thereto upon the valid conversion of the Special Warrants;

	(v)	duly allot the Warrant Shares and authorize the issuance and delivery as fully paid and non-assessable Shares to the persons entitled thereto upon the valid exercise of the Share Purchase Warrants;

(vi)

duly allot the Underwriters’ Shares and authorize the issuance and delivery as fully paid and non-assessable Shares to the persons entitled thereto upon the valid exercise of the Underwriters’ Warrants;

(c)

the Company will duly, punctually and faithfully perform all of the obligations to be performed by it under the Subscription Agreements, the Special Warrant Indenture, the Share Purchase Warrant Indenture and the certificates in respect of the Underwriters’ Warrants;

(d)

the Company will take all steps necessary to be taken prior to the Closing Date to obtain the consent of the Stock Exchanges to, and comply with all other regulatory requirements, requirements of the Stock Exchanges and requirements of the Securities Laws applicable to, the creation, sale, issuance and delivery of the Special Warrants to Substituted Purchasers on a “private placement” basis as contemplated hereby and the creation, issuance and delivery of the Underwriters’ Warrants to the Underwriters;

(e)

the Company will use its commercially reasonable best efforts to cause the Common Shares, the Warrant Shares and the Underwriters’ Shares to be listed and posted for trading on the Stock Exchanges upon their issue;

(f)

the Company will use its reasonable best efforts to cause the Preliminary Prospectus and any other documents required to be filed therewith to be prepared and filed with the Securities Commissions in each of the Designated Provinces in accordance with all applicable Securities Laws as expeditiously as reasonably practicable after the Closing Date, in each case in form and substance reasonably satisfactory to the Underwriters;

(g)

the Company will use its commercially reasonable best efforts to obtain a Receipt as soon as reasonably practicable for the Final Prospectus in each of the Designated Provinces and in any event on or before the date which is 41 days after the Closing Date, so as to qualify the Common Shares and Share Purchase Warrants for distribution in the Designated Provinces to the holders of Special Warrants upon the conversion;

(h)

the Company will cause to be delivered to the Underwriters, without charge, as soon as possible but in any event in Vancouver or Toronto on or before 10:00 a.m. (local time) on the second Business Day following the issuance of all Receipts for either of the Preliminary Prospectus and the Final Prospectus, the Underwriters’ reasonable requirements for conformed copies of such Prospectus or such delivery will constitute the consent of the Company to the Underwriters’ use of such Prospectus in connection with the transactions contemplated herein;

(i)

upon issuance of all Receipts for the Final Prospectus by the Securities Commissions, the Company will cause the Final Prospectus to be delivered to each of the registered holders of Special Warrants or any registered transferees thereof;

(j)

the delivery by the Company to the Underwriters of each of the Prospectuses and any amendments thereto and any supplementary materials thereto will constitute the Company’s representation and warranty to the Underwriters that all information and statements (except information and statements relating solely to or provided solely by the Underwriters) contained therein, at the date of delivery thereof, comply with all applicable Securities Laws, are true and correct in all material respects, contain no misrepresentations, and constitute full, true and plain disclosure of all material facts relating to the Company and its subsidiaries and to the Special Warrants, Common Shares and Share Purchase Warrants as required by the applicable Securities Laws;

(k)	the Company will maintain its status as a reporting issuer under the Securities Laws from the date hereof to the date which is 30 months after the Closing Date;

(l)

the Company will promptly comply with all filing and other requirements under all applicable Securities Laws from the date hereof to the date which is 30 months after the Closing Date, including, without limitation, the filing where required of amendments and supplementary material to the Prospectus in each of the Designated Provinces;

(m)	the Company will comply with all filing and other requirements imposed by the Stock Exchanges from the date hereof to the date which is 30 months after the Closing Date;

(n)

other than as contemplated by this Agreement, the Company will not issue or sell any Special Warrants, Shares, flow-through common shares or other securities convertible or exchangeable into common shares of the Company, for a period of 90 days after the Closing Date without the prior written consent of Salman Partners Inc., such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Company may issue securities in connection with the grant or exercise of employee stock options or to satisfy its obligations under agreements or instruments in existence on the date hereof;

(o)

the Company will use commercially reasonable best efforts to remain a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Securities Act of 1934, as amended, for a period of one year after the Closing Date;

(p)

the Company will use commercially reasonable best efforts to cause the Share Purchase Warrants to be conditionally listed on the TSX on the Closing Date, subject to the satisfaction of applicable distribution requirements;

(q)

from the date hereof until the Closing Date, the Company will provide the Underwriters with drafts of all press releases material to the Offering for review prior to publication and provide Salman Partners Inc. and their legal counsel sufficient time to comment thereon. In order to comply with the applicable U.S. securities laws, any press release issued by the Company in Canada concerning the Offering shall be reviewed by U.S. counsel and, unless it complies with Rule 135c under the U.S. Securities Act, will bear a legend at the top of the press release as follows:

“NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”

Any press release issued in the United States shall comply with Rule 135c under the U.S. Securities Act;

(r)

the Company will provide all assistance reasonably requested by the Underwriters in connection with the marketing activities of the Underwriters in respect of the Offering. Without limiting the generality of the foregoing, the Company will assist in finalizing a powerpoint presentation to be used in discussions amongst the Underwriters, the Company and prospective institutional investors, with assistance from Salman Partners Inc. The presentation will provide an overview of the Corporation’s key properties and highlight the investment merits of the Offering; and

(s)

the Company will use the net proceeds of the Offering for further exploration and development of its Galore Creek project, further development of its Rock Creek project and for general corporate purposes.

4.	Material Changes

4.1 The Company will promptly notify the Underwriters in writing, with full particulars, of the events described below if, prior to termination of the distribution of the Common Shares and Share Purchase Warrants:

(a)

there will occur any change in the applicable Securities Laws of any Designated Province which, in the opinion of legal counsel in such Province, requires the filing of any supplemental material relating to the Company or its subsidiaries;

(b)

there will occur any material change or any change in a material fact (in either case whether actual, anticipated, contemplated or threatened and other than a fact relating solely to the Underwriter) change in a material fact, any other change in any or all of the business, affairs, ownership, management, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital or prospects of the Company and its subsidiaries or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Offering Documents or to render the Offering Documents not in compliance with any of the Securities Laws; or

(c)	any request of a Securities Commission for the filing of any amendment or supplemental material to the Preliminary Prospectus or the Final Prospectus,

and the Company will, to the reasonable satisfaction of the Underwriters, file promptly and, in any event, within all applicable time limitation periods with the Securities Commission in each Designated Province a new or amended prospectus or other supplemental material or a material change report as required under all applicable Securities Laws and will comply with all other applicable filing and other requirements under the Securities Laws, U.S. Securities Act, U.S. Exchange Act and the laws of other applicable jurisdictions including, without limitation, any requirements necessary to continue to qualify the Common Shares and Share Purchase Warrants for distribution and will deliver to the Underwriters as soon as practicable thereafter the Underwriters’ reasonable requirements of commercial copies of any such new or amended prospectus, provided that the Company will not file any such new or amended prospectus, supplemental material or material change report without first obtaining the written approval of the form and content thereof from the Underwriters, which approval will not be unreasonably withheld, and the Company’s request for such approval will be considered and replied to by the Underwriters in sufficient time to enable the Company to comply with any time periods required by law, provided that the Company will not be required to file a registration statement under the U.S. Securities Act or otherwise register or qualify any Shares, Common Shares, Warrants, Warrant Shares or Underwriters Shares for distribution outside the Designated Provinces. The Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether or not there may be a material change or change in a material fact or other change for the purposes of this Section 4.

4.2 The delivery of any new or amended prospectus, supplemental material or material change report pursuant to this section 4 will constitute a representation and warranty by the Company to the Underwriters that all the information and statements contained therein (except information and statements relating solely to the Underwriters) are true and correct, contain no misrepresentations and constitute full, true and plain disclosure of all material facts relating to the Company and its subsidiaries, the Common Shares or Share Purchase Warrants. Such delivery will also indicate the consent of the Company to the use of such document by the Underwriters in offering the Common Shares and Share Purchase Warrants for sale to the public. If any such documents so filed require the Underwriters’ signatures, the Underwriters will be entitled to receive at or prior to the Underwriters signing thereof such reports, opinions and letters of auditors and counsel as the Underwriters may reasonably require and which are of the same character as the Underwriters might have required in connection with the Underwriters’ signing of the Prospectus.

4.3 Prior to the termination of the distribution of the Common Shares and Share Purchase Warrants, the Company will promptly inform the Underwriters and the Underwriters’ counsel in writing of:

(a)

the issuance by any Securities Commission or any other securities commission or similar regulatory authority of any other jurisdiction, a Stock Exchange or by any other competent authority of an order to cease or suspend trading of any securities of the Company or of the institution or threat of institution of any proceedings for that purpose;

(b)

the receipt by the Company of any communication from a Securities Commission or any other securities commission or similar regulatory authority of any other jurisdiction, a Stock Exchange or any other competent authority relating to any publicly available document filed by the Company with such authority or the distribution of the Special Warrants or the Underwriters’ Warrants, or the distribution of the Common Shares and the Share Purchase Warrants upon the conversion of the Special Warrants, the distribution of the Warrant Shares upon the exercise of the Share Purchase Warrants, or the distribution of the Underwriters’ Shares upon the exercise of the Underwriters’ Warrants; or

(c)

the receipt by the Company of any communications from a Securities Commission or any other securities commission or similar regulatory authority of any jurisdiction, a Stock Exchange or any other competent authority relating to the Preliminary Prospectus or the Final Prospectus.

5.	Due Diligence

5.1 The Underwriters, their counsel and their consultants will be given reasonable access to the Company’s properties, senior management personnel and corporate, financial and other records for the purposes of conducting such due diligence review, both before and after the Closing Date until the earlier of the time when a receipt is issued for the Final Prospectus and the date which is four months following the Closing Date, as they consider necessary or appropriate.

5.2 In addition, subsequent to the Closing Date and prior to the issue of all Receipts for the Final Prospectus, the Company will at all times allow the Underwriters, their counsel and their consultants to conduct all due diligence investigations and examinations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters, in order to avail themselves of a defence to any claim for misrepresentation in a Prospectus or supplemental materials and in order to enable the Underwriters responsibly to execute any certificate in the Prospectus required to be executed by them. The Underwriters may only withhold their consent to, and refuse to sign the certificate of the underwriters contained in, a Prospectus or supplemental materials if, acting in good faith, the Underwriters reasonably believe that the Prospectus or supplemental materials fail to disclose all material facts required to be stated in the Prospectus or supplemental materials or necessary to make any statement in the Prospectus or supplemental materials not misleading in light of the circumstances in which it was made.

6.	Auditors’ Comfort Letter

6.1 The Company will deliver to the Underwriters, at the time the Underwriters sign the Final Prospectus, a letter addressed to the Underwriters, signed by the auditor of the Company and dated the date of delivery thereof, in form and substance as set out in the Canadian Institute of Chartered Accountants Handbook Section 7200, with respect to the financial and accounting information relating to the Company and its subsidiaries and their businesses contained in the Final Prospectus, and with respect to any material changes thereto up to a date within two Business Days of the date of such letter, which letter will be in addition to the auditors’ reports contained or incorporated by reference in the Final Prospectus and the auditors’ consents and comfort letters addressed to the Securities Commissions.

6.2 If any financial or accounting information is contained in any new or amended Prospectus or supplemental material which is required to be executed by the Underwriters, the Company will deliver or cause to be delivered to the Underwriters a letter addressed to the Underwriters, signed by the auditor of the Company in accordance with the provisions of paragraph 6.1 hereof at the time of execution thereof by the Underwriters.

7.	Indemnity and Contribution

7.1 The Company (the "Indemnitor") hereby agrees to indemnify and save harmless each of the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents (collectively the "Indemnified Parties") from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively "Proceedings") and all losses (other than loss of profits), expenses, fees, damages, obligations, payment and liabilities (collectively "Liabilities"), including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred, which now or any time hereafter exist by reason of any event, act or omission in any way connected, directly or indirectly, with:

(a)

any misrepresentation or untrue statement or alleged misrepresentation or alleged untrue statement, except a misrepresentation or untrue statement relating solely to the Underwriters, contained in any of the Offering Documents or in any information, data, opinion, advice, representation or statement provided or made to the Underwriters by or on behalf of the Indemnitor or any public document filed with any regulatory authority or otherwise disseminated by or on behalf of the Indemnitor, or in any amendment or supplement thereto;

(b)

any breach by the Indemnitor of any term of or any representation or warranty in the Underwriting Agreement or of any agreement or instrument relating to the transactions contemplated by this Agreement;

(c)

any breach or violation or any alleged breach or violation of any applicable law or statue or any rule, regulation, policy, order or ruling made thereunder, whether in force in Canada or elsewhere, resulting from any action taken or omitted to be taken by the Indemnitor or any of its directors, officers, agents or employees, as the case may be; or

(d)

any order made or any inquiry, investigation or other proceeding announced, instituted or threatened by any securities or other regulatory authority or stock exchange, preventing, prohibiting, restricting or making impractical the completion of the transactions contemplated by the Underwriting Agreement including, without limitation, the trading in any of the Designated Provinces in, or distribution to the public in any of the Designated Provinces of, any of the securities of the Indemnitor being offered under this Agreement, provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted from the negligence, fraud or wilful misconduct of the Indemnified Party claiming indemnity or from a breach by such Indemnified Party of this Agreement, this indemnity shall not apply.

7.2 The Indemnitor waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

7.3 If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this Agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Indemnitor, in writing, and the Indemnitor shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is reasonably satisfactory to the Indemnified Party, to represent the Indemnified Party in such Proceeding and the Indemnitor shall pay the fees and disbursements of such counsel and all other expense of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Indemnitor shall not relieve the Indemnitor from liability except and only to the extent that the failure materially prejudices the Indemnitor. If the Indemnitor assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

7.4 In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof but the fees and disbursements of such counsel shall be at its expenses unless:

(a)

the Indemnified Party reasonably determines that there are legal defences available to the Indemnified Party that are different from or in addition to those available to the Indemnitor or that a conflict of interest exists which makes representation by counsel chosen by the Indemnitor not advisable;

(b)

the Indemnitor has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within a reasonable period of time after receiving notice thereof; or

(c)	employment of such other counsel has been authorized by the Indemnitor;

in which event the fees and disbursements of such counsel shall be paid by the Indemnitor.

7.5 No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Indemnitor and the Indemnitor shall not be liable for any settlement of any Proceeding made without its consent.

7.6 In order to provide for just and equitable contribution in circumstances in which this indemnity would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Indemnified Parties affected and the Indemnitor shall contribute to the aggregate of the Liabilities incurred by all of such Indemnified Parties in proportions such that such Indemnified Parties shall be collectively responsible for the portion represented by the percentage that the total fee actually received by the

Underwriters under this Agreement bears to the total net proceeds to the Indemnitor of the securities offered under this Agreement and the Indemnitor shall be responsible for the balance, whether or not any Proceedings have been instituted against it, provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of such fee actually received by the Underwriters.

7.7 The rights to contribution provided in paragraph 7.6 above shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity. The Indemnitor waives all rights of contribution that it may have against any Indemnified Party relating to any Liability in respect of which the Indemnitor has agreed to indemnify the Indemnified Parties hereunder.

7.8 Each of the Underwriters shall act as trustee for its affiliates, shareholders, directors, officers, employees and agents of the covenants of the Indemnitor described herein with respect to such persons and accepts the trust and shall hold and enforce the covenants on behalf of such persons.

7.9 If any Proceeding is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, it will have the right to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Indemnitor as they are incurred.

7.10 The obligations under this indemnity shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

8.	Conditions of Closing

8.1 The obligations of the Underwriters to complete the transaction contemplated herein will be conditional upon the fulfilment at or before the Closing Time of the following conditions, which conditions the Company covenants to use its best efforts to fulfil or cause to be fulfilled at or prior to the Closing Time:

(a)

the execution and delivery of this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Share Purchase Warrant Indenture and the creation and issuance of the Special Warrants and the Underwriters’ Warrants, the creation of the Share Purchase Warrants and their issuance to the persons entitled thereto upon conversion of the Special Warrants, the due allotment of the Common Shares and their issuance to the persons entitled thereto upon valid exercise of the Special Warrants, the allotment of the Warrant Shares and their issuance to the persons entitled thereto upon valid exercise of the Share Purchase Warrants and the allotment of the Underwriters’ Shares and their issuance to the Underwriters upon valid exercise of the Underwriters’ Warrants will have been duly authorized by all necessary corporate action;

(b)

except for the filing of, and obtaining of Receipts for, the Preliminary Prospectus and the Final Prospectus, any necessary consents or approvals of the Stock Exchanges and, if applicable, the Securities Commissions or other regulatory authorities with respect to the creation, sale, issuance and delivery of the Special Warrants, the creation, issuance and delivery of the Securities in the manner contemplated herein will have been obtained, including, without limitation, the conditional approval of the Stock Exchanges to list and post the Common Shares, the Warrant Shares and the Underwriters’ Shares for trading;

(c)

the Underwriters will have received a certificate addressed to them and to the Substituted Purchasers, dated as of the Closing Date, signed by the President and Chief Executive Officer or by the Chief Financial Officer of the Company, or such other officer of the Company as the Underwriters may accept, certifying for and on behalf of the Company that, except as has been disclosed in the Public Record at the date thereof or otherwise disclosed in writing to the Underwriters:

	(i)	since February 28, 2005, there has not been any adverse material change in relation to the Company and its subsidiaries, on a consolidated basis;

(ii)

since February 28, 2005, there have been no material transactions entered into by any of the Company or any of its subsidiaries other than transactions in the ordinary course of business that would not constitute a material change;

(iii)

neither the Company nor any of its subsidiaries has any undisclosed contingent liability, as that term is defined according to Canadian generally accepted accounting principles, that is material to the Company and its subsidiaries, on a consolidated basis;

(iv)

no event of default under any agreement or instrument pursuant to which indebtedness of the Company or any of its subsidiaries has been issued, and no event which with the giving of notice or the passage of time, or both, would constitute an event of default under any such agreement or instrument, has occurred and is continuing and no default under any agreement or instrument to which the Company or any of its subsidiaries is a party or subject to will occur as a result of the creation, sale, issue and delivery of the Securities or the entry into of this Agreement, the Subscription Agreements, the Special Warrant Indenture or the Share Purchase Warrant Indenture or the performance by the Company of its obligations hereunder or thereunder;

(v)

there are no actions, suits or proceedings against the Company or its subsidiaries pending or, to the knowledge of the Company, threatened against or affecting the Company or its subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the Company and its subsidiaries, on a consolidated basis, or which are material to the Company and its subsidiaries, on a consolidated basis;

(vi)

the representations and warranties of the Company contained herein, and in the Subscription Agreements, are true and correct and all the terms and conditions relating to the Company contained herein and required to be performed and complied with by the Company at or prior to the Closing Time have been performed and complied with by the Company; and

(vii)

no order ceasing or suspending trading in the securities of the Company or prohibiting the issue, sale and distribution of any of the Securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened;

(d)

the Special Warrant Indenture providing for the creation, issue and exercise of the Special Warrants, in a form and containing such terms and conditions as are acceptable to the Underwriters, acting reasonably, including the terms and conditions described above under the heading “Special Warrant Terms”, will have been entered into by and be in effect between the Company and the Trustee, as trustee for the holders of the Special Warrants, and a copy thereof will have been delivered to the Underwriters;

(e)

the Share Purchase Warrant Indenture providing for the creation, issue and exercise of the Share Purchase Warrants, in a form and containing such terms and conditions as are acceptable to the Underwriters, acting reasonably, including the terms and conditions described above under the heading “Share Purchase Warrant Terms”, will have been entered into by and be in effect between the Company and the Trustee, as trustee for the holders of the Share Purchase Warrants, and a copy thereof will have been delivered to the Underwriters;

(f)

a certificate representing the Underwriters’ Warrants, in a form and containing such terms and conditions as are acceptable to the Underwriters, acting reasonably, including the terms and conditions described above under the heading “Underwriters’ Fees and Expenses”, will have been issued, executed and delivered to the Underwriters;

(g)

the Underwriters will have received an opinion, dated as of the Closing Date, of Blake, Cassels & Graydon LLP, Canadian counsel to the Company addressed to the Underwriters and to the Substituted Purchasers with respect to all such matters as the Underwriters may reasonably request including, without limitation, the following:

	(i)	the Company has been duly incorporated and is a validly existing company and is in good standing with respect to the filing of returns;

	(ii)	the Company has all necessary corporate power and capacity to own its assets and to carry on its business as now conducted;

	(iii)	the authorized and issued share capital of the Company;

(iv)

this Agreement, the Subscription Agreements, the Special Warrant Indenture and the Share Purchase Warrant Indenture have been duly authorized by all necessary corporate action on the part of the Company, have been duly executed and delivered by and on behalf of the Company and are valid and legally binding upon the Company and are enforceable in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by a applicable law;

(v)

none of the execution and delivery of this Agreement, the Subscription Agreements, the Special Warrant Indenture and the Share Purchase Warrant Indenture, nor the fulfilment of the terms thereof, nor the creation, sale, issue and delivery of the Special Warrants, nor the creation, issue and delivery of the Underwriters’ Warrants, nor the creation of the Share Purchase Warrants and their issue and delivery to the persons entitled thereto upon conversion of the Special Warrants, nor the allotment of the Common Shares and their issue to the persons entitled thereto upon valid conversion of the Special Warrants, nor the allotment of the Warrant Shares and their issue to the persons entitled thereto upon valid exercise of the Share Purchase Warrants, nor the allotment of the Underwriters’ Shares and their issue to the Underwriters upon valid exercise of the Underwriters’ Warrants, conflicts or will conflict with or results or will result in a breach of any of the terms, conditions or provisions of the constating documents of the Company, any statute or regulation having the force of law in British Columbia , Canada binding upon the Company or, so far as counsel is aware, any resolutions of its shareholders, directors or committees thereof, or any Material Agreement;

(vi)	so far as counsel is aware, there is no threatened, pending or actual litigation against or involving the Company or any of its subsidiaries except as disclosed in the opinion;

(vii)

the Special Warrants and Underwriters’ Warrants have been validly created and issued by the Company and are valid and binding obligations of the Company enforceable against the Company in accordance with their terms subject to the qualifications as to enforceability described in paragraph (iv) above;

(viii)

the Share Purchase Warrants have been validly created and upon their issuance and delivery to the persons entitled thereto upon the valid exercise of the Special Warrants will become valid and binding obligations of the Company enforceable against the Company in accordance with their terms subject to the qualifications as to enforceability described in Paragraph (iv) above;

(ix)

the Common Shares have been duly allotted for issue upon conversion of the Special Warrants and upon such conversion will be duly and validly issued as fully paid and non- assessable Shares in the capital of the Company;

(x)

the Warrant Shares have been duly allotted for issue upon exercise of the Share Purchase Warrants and upon such exercise will be duly and validly issued as fully paid and non- assessable Shares in the capital of the Company;

(xi)

the Underwriters’ Shares have been duly allotted for issue upon the exercise of the Underwriters’ Warrants and upon such exercise will be duly and validly issued as fully paid and non-assessable Shares in the capital of the Company;

(xii)

the Common Shares, Warrant Shares, and Underwriters’ Shares have been conditionally approved for listing on the Stock Exchanges, subject to the filing of the required documents within the time stipulated by the Stock Exchanges;

(xiii)

the forms of certificates representing the Special Warrants, the Share Purchase Warrants and the Underwriters’ Warrants comply with all requirements of constating documents of the Company and have been duly approved by the directors of the Company;

(xiv)	the Company is a reporting issuer not in default under the Securities Laws of each of the Designated Provinces in which it is currently a reporting issuer;

(xv)

no prospectus is required and, except as have been obtained or completed, no approval or consent of or filing with any governmental authority in the Designated Provinces or with the Stock Exchanges is required in connection with the issuance and sale by the Company of the Special Warrants and the issuance of the Underwriters’ Warrants, except for the filing within ten days after the Closing Date of reports in prescribed form prepared and executed in accordance with applicable Securities Laws and except as may be required by the Stock Exchanges;

(xvi)	the hold period and resale restrictions applicable to the Underwriters’ Warrants and Underwriters’ Shares;

(xvii)	upon the issuance of Receipts for the Final Prospectus by the Securities Commissions in each of the Designated Provinces:

A.

no further prospectus or further approval of or consent of or filing with any Securities Commission or other governmental authority in the Designated Provinces or the Stock Exchanges will be required in connection with the issue and distribution of the Common Shares and Share Purchase Warrants upon the exercise or the deemed exercise of the Special Warrants or the issue and distribution of the Warrant Shares upon the exercise of the Share Purchase Warrants, provided that no commission or other remuneration is paid or given to others in respect of the trade except for administrative or professional services performed by a registered dealer; and

B.

the Common Shares, Share Purchase Warrants and Warrant Shares will not be subject to any statutory hold period or other resale restriction under the Securities Laws of any of the Designated Provinces and no prospectus, approval or consent under the Securities Laws of the Designated Provinces or of the Stock Exchanges, or filing with any Securities Commissions in the Designated Provinces or any Stock Exchange will be required as a condition of the resale of the Common Shares, Share Purchase Warrants or Warrant Shares (except in the hands of any person whose holdings of securities of the Company together with those of all persons with whom that person acts in concert are sufficient to affect materially the control of the Company) provided that the sale is made in compliance with or under an exemption from the registration requirements of such Securities Laws, it being understood that counsel for the Company may rely:

A.

as to matters of fact, to the extent appropriate in the circumstances, on certificates of the auditors of the Company and on certificates of the Company executed on its behalf by a senior officer of the Company; and

B.	on the opinion of local counsel acceptable to counsel for the Underwriters, acting reasonably, as to matters in the Designated Provinces other than British Columbia, Alberta, Ontario and Quebec;

(h)

the Underwriters shall have received an opinion from Dorsey & Whitney LLP, special United States counsel to the Company, dated the Closing Date and addressed to the Underwriters and to the Company, to the effect that no registration of the distribution of the Special Warrants, Common Shares or Share Purchase Warrants is required under the U.S. Securities Act, provided that all offers and sales of such Special Warrants, Common Shares and Share Purchase Warrants, as the case may be, are made in accordance with this Agreement including the terms of Schedule A hereof, the Special Warrant Indenture and the Purchase Warrant Indenture; and provided further that such counsel need not express any opinion with respect to any subsequent resale of any such securities; and

(i)

as at the Closing Time, all covenants, agreements and obligations of the Company hereunder and under the Subscription Agreements, Special Warrant Indenture and Share Purchase Warrant Indenture required to be performed or complied with on or before the Closing Time will have been so performed or complied with and all conditions required to be complied with by the Company will have been complied with.

The certificates and legal opinions described above required to be delivered at the Closing Time will also be addressed and delivered to such persons to whom the Underwriters may resell any Special Warrants after the Closing Time, provided they are identified at the Closing Time.

9. United States Offers and Sales

9.1 The Underwriters and the Company understand and acknowledge that the Special Warrants, Common Shares, Share Purchase Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and the contemplated creation, sale, issue and delivery of the Special Warrants in the United States will be made in reliance on the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act. To ensure such exemption is available in connection with any sales in the United States, the Underwriters and the Company hereby agree that the offer and sale of the Special Warrants and the other transactions contemplated hereby will be made strictly in compliance with the provisions of Schedule A hereto.

10. Closing Procedures

10.1 Subject to the foregoing and as hereinafter provided, delivery of the Special Warrants purchased by the Substituted Purchasers will be made at the offices of counsel for the Company in Vancouver at the Closing Time or such other place, time or date as may be agreed upon by the Company and the Underwriters by delivery (either in Vancouver or Toronto, as directed by the Underwriters) of one or more certificates representing the Special Warrants registered in the name of the Substituted Purchasers, against payment in Vancouver in Canadian funds, by wire transfer, certified cheque or bank draft, payable to the Company in the amount of the aggregate Purchase Price for such Special Warrants, less the aggregate Underwriters’ Fee payable in respect thereof. At the same time and place, the Company will execute and deliver certificates representing Underwriters’ Warrants to the Underwriters, registered in such names and amounts as the Underwriters direct.

11. Expenses of Issue

11.1 Whether or not the transactions herein contemplated will be completed and, subject as follows, all reasonable costs and expenses of and incidental to the creation, sale, issue and delivery of the Special Warrants to the Substituted Purchasers, the creation, issuance and delivery of the Underwriters’ Warrants to the Underwriters, the issue and delivery of the Common Shares and the Share Purchase Warrants upon the conversion of the Special Warrants, the issue and delivery of the Warrant Shares upon the exercise of the Share Purchase Warrants, the issue and delivery of the Underwriters’ Shares upon the exercise of the Underwriters’ Warrants, the listing of the Common Shares, Warrant Shares and Underwriters’ Shares on the Stock Exchanges and all other matters in connection with the transactions set out herein will be borne by the Company, whether before or after Closing, including without limitation the cost of preparation and printing of the Special Warrant Indenture, the Share Purchase Warrant Indenture, the Preliminary Prospectus, the Final Prospectus and any amendment or supplement and materials thereto or material change reports, and the printing and distribution of commercial copies of the Final Prospectus, all costs and expenses of complying with any exemptions from distribution under applicable Securities Laws in the Designated Provinces, all costs and expenses in connection with the preparation and issue of the certificates for the Securities and, subject and the Underwriters’ Shares, the fees and disbursements of the Company’s counsel, all local counsel in the Designated Provinces, and subject to the limitations described under “Underwriters’ Fees and Expenses”, the legal fees and disbursements of counsel to the Underwriters and out-of-pocket expenses incurred by the Underwriters.

12.	Termination

12.1 All representations and warranties in this Agreement, the Subscription Agreements, the Special Warrant Indenture and the Share Purchase Warrant Indenture and all terms and conditions hereof and thereof will be construed as conditions, and if the Company does not comply in all material respects with such conditions hereof or of the Subscription Agreements, the Special Warrant Indenture or the Share Purchase Warrant Indenture and such non-compliance does or, in the Underwriters’ reasonable opinion, would be expected to prevent, restrict or otherwise adversely affect trading in or distribution of any of the Securities in any of the Designated Provinces or does or, in the reasonable opinion of the Underwriters, would be expected to impact adversely on the investment quality or marketability of the Special Warrants in any of the Designated Provinces, the Underwriters may give notice to the Company as hereinafter provided, terminating the Underwriters’ obligations hereunder and in such event the Underwriters’ obligations hereunder will be at an end. It is understood that the Underwriters may waive in whole or in part non-compliance with any of the conditions contained herein or extend the time for compliance therewith without prejudice to the Underwriters’ rights in respect of any other condition or conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension will be binding upon the Underwriters only if the same is in writing.

12.2	If at any time prior to the Closing:

	(a)	there shall have occurred any material change or change in a material fact or a development that could result in a material change or change in a material fact; or

(b)

there shall have occurred any change in the applicable securities laws of any province of Canada, or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding or order based upon activities of the Underwriters and not upon activities of the Corporation);

which, in the reasonable opinion of any of the Underwriters, prevents or restricts trading in or the distribution of the Corporation’s securities or has or would be expected to have a significant adverse effect on the market price or value of or investment quality or marketability of the Corporation’s securities; or

(c)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of any of the Underwriters, seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole; or

(d)	a cease trading order of the Shares is made by any Securities Commission or other competent authority and such cease trading order is not rescinded within 48 hours;

each Underwriter shall be entitled, at its respective option, to terminate and cancel its obligations to the Company under this Agreement and the obligations of any Substituted Purchasers under executed Subscription Agreements by written notice to that effect given to the Company prior to the closing of this offering. In the event of any such termination pursuant to the provisions of this section (or any other termination pursuant to the provisions of this Agreement) by one of the Underwriters, each of the other Underwriters shall be deemed contemporaneously to have terminated its obligations under this Agreement unless any such other Underwriter shall, within 24 hours after notice of termination is given, notify the Company to the effect that it is assuming the obligations of the Underwriters terminating their obligations. In the event of any such termination, the Company’s obligations to the Underwriters will be at an end except for any liability of the Company provided for in sections 7 and 11 hereof and under the heading entitled “Underwriters’ Fees and Expenses”.

12.3 Any termination by the Underwriters pursuant to the provisions hereof will be effected by notice in writing delivered or telecopied to the Company at its address as herein set out. The rights of termination contained in paragraphs 12.1 and 12.2 hereof are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement.

13.	Underwriters’ Obligations

13.1 The Underwriters acknowledge and agree that the Special Warrants will be offered for sale in the Designated Provinces only to purchasers who qualify under available exemptions from prospectus and registration requirements of the applicable Securities Laws such that no prospectus or offering memorandum need be prepared and filed or delivered by the Company to permit the distribution of such Special Warrants in the Designated Provinces. Each agreement with a member of a banking, selling or other group which the Underwriters may organize in respect of such Offering will contain a similar acknowledgement and agreement by such member, who will be an investment dealer or broker registered as required under applicable Securities Laws in one or more Designated Provinces.

13.2 The Underwriters agree that they will not, directly or indirectly, offer, sell or deliver any of the Special Warrants to any person in any jurisdiction other than Canada except in a manner which will not require the Company to comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such other jurisdictions. Each agreement with a member of a banking, selling or other group which the Underwriters may organize in respect of such offering will contain a similar covenant by such member. Each such member will be an investment dealer or broker registered as required under applicable Securities Laws in one or more Provinces.

14. Several Liability of Underwriters

14.1 The Underwriters' rights and obligations under this Agreement are several and not joint and several including, without limitation, that:

(a)	each of the Underwriters shall be obligated to purchase only the percentage of the total number of Special Warrants set forth opposite their names in this section 14; and

(b)

if an Underwriter (a “Refusing Underwriter”) does not complete the purchase and sale of the Special Warrants which that Underwriter has agreed to purchase under this Agreement (other than in accordance with paragraph 12) (the “Defaulted Special Warrants”), Salman Partners Inc. may delay the Closing Date for not more than five days and the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Special Warrants pro rata according to the number of Special Warrants to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Special Warrants to be purchased by the Refusing Underwriter(s) does not exceed 10% of the Offered Special Warrants, the Continuing Underwriters will be obligated to purchase the Defaulted Special Warrants on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Special Warrants to be purchased by Refusing Underwriters exceeds 10% of the Offered Special Warrants, the Continuing Underwriters will not be obliged to purchase the Defaulted Special Warrants and, if the Continuing Underwriters so not elect to purchase the Defaulted Special Warrants:

(i)	the Continuing Underwriters will not be obliged to purchase any of the Special Warrants;

(ii)	the Company will not be obliged to sell less than all of the Offered Special Warrants; and

(iii)

the Company will be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there will be no further liability on the part of the Company or the Continuing Underwriters, except under sections 7 and 11 hereof and under the heading entitled “Underwriters’ Fees and Expenses”.

Nothing in this section obliges the Company to sell under this Agreement less than all the Offered Special Warrants or will relieve from responsibility to the Company under this Agreement any Underwriter that has defaulted in its obligation to purchase its applicable percentage of the aggregate number of Special Warrants to be sold hereunder.

          The applicable percentage of the total number of Special Warrants which each of the Underwriters shall be separately obligated to purchase is as follows:

Salman Partners Inc.	45%
Canaccord Capital Corporation	35%
BMO Nesbitt Burns Inc.	10%
Sprott Securities Inc.	10%

          Salman Partners Inc. shall be entitled to a step-up fee of 5% of the Underwriters’ Fee. The Underwriters acknowledge that the step-up fee shall not increase the amount of the Underwriters’ Fee paid by the Company to the Underwriters hereunder.

15.	Authority to Bind Underwriters

15.1 The Company shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Salman Partners Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 7, any matter referred to in section 12 or any agreement under section 14. While not affecting the foregoing, Salman Partners Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

16.	Miscellaneous

16.1 Any notice or other communication hereunder will be in writing and will unless herein otherwise provided be given by delivery to a responsible officer of the addressee or by telecopier, if to the Company, addressed to its address appearing on the first page of this Agreement (Attention: Corporate Secretary, telecopier: (604) 669-6272) with a copy to Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, BC, V7X 1L3, (Attention: Bob Wooder, telecopier: (604) 631-3309), and if to the Underwriters addressed to: Salman Partners Inc., 2230-885 West Georgia Street, Vancouver, BC, V6C 3E8 (Attention: Al Herrington, telecopier: (604) 685-2471) with a copy to Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2 (Attention: Eric Doherty, telecopier: (604) 687-1415) and will be deemed to have been given when actually delivered or when such notice should have reached the addressee in the ordinary course.

16.2 Time will be of the essence of the foregoing offer and of the agreement resulting from the acceptance thereof.

16.3 The representations, warranties and agreements herein contained will survive the purchase by the Substituted Purchasers of the Special Warrants, the issuance to the Underwriters of the Underwriters’ Warrants and the issuance of the Common Shares, Share Purchase Warrants, Warrant Shares, Underwriters’ Warrants or Underwriters’ Shares and will continue in full force and effect unaffected by any subsequent disposition by the Substituted Purchasers of the Special Warrants, Common Shares, Share Purchase Warrants, Warrant Shares, Underwriters’ Warrants or Underwriters’ Shares.

16.4 This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, will be deemed to be an original and all of which together will constitute one and the same document.

16.5 The terms and provisions of this Agreement will be binding upon and enure to the benefit of Underwriters and the Company and their respective successors and permitted assigns, provided that, except as hereinafter provided, this Agreement will not be assignable by any party without the prior written consent of the other party.

16.6 This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereto irrevocable attorn to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of the Agreement.

16.7 This Agreement may be amended or modified by written instrument only.

16.8 The headings contained herein are for convenience of reference only and will not affect the meanings or interpretations hereof.

16.9 The provisions contained herein constitute the entire agreement between the parties and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written including the letter agreement dated June 20, 2005.

REMAINDER OF PAGE LEFT INTENTIONALLY BLANK

          If the foregoing is in accordance with your understanding, please confirm your acceptance by signing the enclosed copies in the place indicated and by returning the same to the Underwriters.

Yours truly,

SALMAN PARTNERS INC.

By:	(signed) Alan C. Herrington
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By:	(signed) James M. Brown
Authorized Signatory

BMO NESBITT BURNS INC.

By:	(signed) Jason Neal
Authorized Signatory

SPROTT SECURITIES INC.

By:	(signed) Darren Wallace
Authorized Signatory

The foregoing is in accordance with our understanding and is accepted and agreed to by us this 24th day of June, 2005.

NOVAGOLD RESOURCES INC.

By:	(signed) Don MacDonald
Authorized Signatory

SCHEDULE A

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES
AND COMPLIANCE WITH U.S. SECURITIES LAWS

This is Schedule A to the Underwriting Agreement (the “Underwriting Agreement”) by and among NovaGold Resources Inc., Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Sprott Securities Inc. made as of June 24, 2005. All capitalized terms that are used in this Schedule and not otherwise defined shall have the meaning ascribed thereto in the Underwriting Agreement.

For the purpose of this Schedule A, the following terms shall have the meanings indicated:

Accredited Investor	means an “accredited investor”, as that term is defined in Rule 501(a) of Regulation D

affiliate	means an “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

Directed Selling Efforts

means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

Distribution Compliance Period

means a 40-day period that begins on the Closing Date, except that all offers and sales by an Underwriter, dealer, or other person that participates in the distribution of the Securities pursuant to a contractual arrangement, of an unsold allotment or subscription of Securities (including any Special Warrants purchased by an Underwriter pursuant to the Underwriting Agreement or any Securities issued upon conversion or exercise thereof) shall be deemed to be made during the Distribution Compliance Period;

Foreign Issuer	means a “foreign issuer” as that term is defined in Regulation S;

General Solicitation or General Advertising

means “general solicitation or general advertising”, as used under Rule 502(c) under the U.S. Securities Act, including without limitation any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

Institutional Accredited Investor	means an Accredited Investor that satisfies the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D;

Offering Material	means the disclosure and subscription documents (including any term sheet, copies of news releases issued by the Company in the United States) prepared and provided by the Company to the Underwriters;

Regulation D	means Regulation D under the U.S. Securities Act;

Regulation S	means Regulation S under the U.S. Securities Act;

Reporting Issuer	means “reporting issuer” as defined in Regulation S;

Schwab	means [insert name of Schwab entity], which is acting on behalf of the Underwriters in respect of the offer and sale of the Special Warrants to Pluff

SEC	means the United States Securities and Exchange Commission;

Securities	means the Special Warrants, the Common Shares, the Share Purchase Warrants and the Warrant Shares;

Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Regulation S;

United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

U.S. Affiliate	means a U.S. registered broker-dealer affiliate of any Underwriter;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended;

U.S. Person	means “U.S. person” as defined in Regulation S;

U.S. Purchaser

means an Institutional Accredited Investor designated by the Underwriters to purchase the Special Warrants directly from the Company in the United States pursuant to an executed Subscription Agreement, and Ted Pluff (“Pluff”) an individual Accredited Investor purchasing the Special Warrants through Schwab pursuant to an executed Subscription Agreement;

U.S. Securities Act	means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

The Underwriters severally but not jointly acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and may not be offered or sold except in compliance with Rule 903 of Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. Accordingly, each of the Underwriters severally but not jointly represents, warrants and covenants to the Company that:

1.

Except for offers and sales of Special Warrants to Purchasers as permitted in Sections A.6 through A.14 of this Schedule A, neither the Underwriter, its affiliates nor any persons acting on its or their behalf, has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Securities forming part of its allotment (including any Special Warrants purchased by it pursuant to the Underwriting Agreement or any Securities issued upon conversion or exercise thereof) or otherwise as a part of the distribution to any person in the United States or to a U.S. Person, or a person that is purchasing for the account or benefit of a U.S. Person; (ii) any sale of Securities forming part of its allotment (including any Special Warrants purchased by it pursuant to the Underwriting Agreement or any Securities issued upon conversion or exercise thereof) or otherwise as a part of the distribution to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, and was not purchasing the Securities for the account or benefit of a U.S. Person or person in the United States, or the Underwriter, its affiliates or persons acting on its behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person or person in the United States, and was not purchasing the Securities for the account or benefit of a U.S. Person or person in the United States; or (iii) any Directed Selling Efforts either during the distribution of the Securities or during the Distribution Compliance Period.

2.

It will not offer or sell any Securities prior to the expiration of the Distribution Compliance Period (whether or not part of its unsold allotment), except in accordance with the provisions of Rule 903 of Regulation S, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

3.

It shall send to each Underwriter, dealer or other person receiving a selling concession, fee or other remuneration to which it sells Securities during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of such securities in the United States or to or for the account or benefit of U.S. Persons or persons in the United States in compliance with Rule 903(b)(2) of Regulation S.

4.

It will not offer or sell the Securities in the United States or to U.S. Persons or persons in the United States or persons purchasing for the account or benefit of U.S. Persons or persons in the United States, except that it may offer or sell Special Warrants to Purchasers that are U.S. Purchasers in the manner permitted by Section A.6 through A.14 of this Schedule A.

5.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants or other securities, except with its U.S. Affiliates and Schwab without the prior written consent of the Company.

6.

All offers of Special Warrants in the United States or to or for the account or benefit of U.S. Persons or persons in the United States have been and will be made through the Underwriter’s U.S. Affiliate and all sales of the Special Warrants in the United States or to or for the account or benefit of U.S. Persons or persons in the United States shall be made by the Company to Purchasers designated by the Underwriter’s U.S. Affiliate; provided that the offer and sale of the Special Warrants to Pluff shall be made through Schwab. Each Underwriter’s U.S. Affiliate participating in this offering and Schwab is duly registered as a broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales are to be made (unless exempted from the respective state’s broker-dealer registration requirements) and is a member in good standing with the National Association of Securities Dealers, Inc. It shall ensure that each U.S. Affiliate and Schwab complies with, the same provisions of Schedule A as apply to such Underwriter as if such provisions applied to such U.S. Affiliate.

7.

It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Special Warrants in the United States or to or for the account or benefit of U.S. Persons or persons in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

8.

Any offer, sale or solicitation of an offer to buy Special Warrants that has been made or will be made in the United States or to or for the account or benefit of U.S. Persons or persons in the United States was or will be made only to Institutional Accredited Investors and Pluff with which the Underwriters or Schwab have a pre- existing relationship and who will purchase the Special Warrants directly from the Company in compliance with Rule 506 of Regulation D in transactions that are exempt from registration under the U.S. Securities Act and any applicable state securities laws and in accordance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers.

9.

Immediately prior to soliciting offerees that are in the United States or U.S. Persons or who are purchasing for the account or benefit of a U.S. Person or person in the United States, the Underwriter, its affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each such offeree was an Institutional Accredited Investor (or, in the case of Pluff, an Accredited Investor), and at the time of completion of each sale to a person in the United States or to or for the account or benefit of a U.S. Person, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that such purchaser designated by such Underwriter or its U.S. Affiliate or Schwab to purchase Special Warrants from the Company as a Purchaser and any beneficial purchaser for whom such Purchaser may be acting is an Institutional Accredited Investor or, in the case of Pluff, an Accredited Investor.

10.

Each Underwriter will inform, or will cause its U.S. Affiliate and any person acting on its or their behalf to inform each U.S. Purchaser of the Special Warrants that neither the Special Warrants or any of the Securities have been, nor will any of them be, registered under the U.S. Securities Act or any applicable state securities laws and that the Special Warrants are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D and exemptions from registration under applicable state securities laws.

11.

Each offeree of Special Warrants that is in the United States or a U.S. Person, or purchasing for the account or benefit of a U.S. Person or person in the United States has been or will be provided with a set of the Offering Material prior to the time of purchase of the Special Warrants. No other written material has been or will be used in connection with this offer and sale of the Special Warrants in the United States or to or for the account or benefit of U.S. Persons or persons in the United States.

12.

Each U.S. Purchaser will be required, prior to the time of purchase of any Special Warrants, to execute and deliver a U.S. Subscription Agreement. Each such purchaser shall also acknowledge that it understands and acknowledges that it is making the representations, warranties and agreements contained therein with the intent that it may be relied upon by the Company and the Underwriters in determining its eligibility to purchase the Special Warrants.

13.

None of it, any of its affiliates or any person acting on its or their behalf has used or will use any Offering Material or other document or had made or issued or will make or issue any advertisement in connection with the offer or sale of Securities that does not comply with Section B.7 of this Schedule A.

14.

None of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

15.

At the Closing, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Special Warrants in the United States or to or for the account or benefit of a U.S. Person or person in the United States, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule A, relating to the manner of the offer and sale of the Special Warrants, and, if requested by the Company, Schwab shall provide a certificate in form and substance satisfactory to the Company, acting reasonably, in respect of its participation in the offer and sale of the Special Warrants. The failure of any Underwriter to deliver such a certificate shall be deemed a representation to the Company that such Underwriter did not offer or sell and will not offer or sell any Special Warrant in the United States or to or for the account or benefit of a U.S. Person or person in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.	The Company is a Foreign Issuer and a Reporting Issuer and believes that there is Substantial U.S. Market Interest in the Shares.

2.

Except as permitted herein, neither the Company, its affiliates nor any persons acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Securities to any person in the United States or to a U.S. Person, or a person that is purchasing for the account or benefit of a U.S. Person or person in the United States; (ii) any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, and was not purchasing for the account or benefit of a U.S. Person, or person in the United States, or the Company, its affiliates or persons acting on its behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person, and was not purchasing for the account or benefit of a U.S. Person or person in the United States ; or (iii) any Directed Selling Efforts with respect to any of the Securities, including the Warrant Shares issuable upon exercise of the Share Purchase Warrants.

3.

It will not offer or sell the Securities in the United States or to or for the account or benefit of a U.S. Person or person in the United States except that it may offer or sell Special Warrants to U.S. Purchasers as described herein, and may offer and sell Warrant Shares in compliance with the terms of the Warrant Indenture.

4.

Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), during the period in which the Special Warrants are offered for sale, has taken or will take any action in that would cause the exemptions afforded Rule 506 of Regulation D to be unavailable for offers and sales of Special Warrants in the United States in accordance with this Schedule A, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States in accordance with the Underwriting Agreement.

5.

None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Special Warrants in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.

The Company has not, since the date that is six months prior to the commencement of the offering of Special Warrants, sold, offered for sale or solicited any offer to buy any of its securities in the United States or to or for the account or benefit of a U.S. Person or person in the United States , and will not after the date hereof sell, offer for sale or solicit any offer to buy any of its securities in the United States or to or for the account or benefit of a U.S. Person or person in the United States , in a manner that would be integrated with the offer and sale of the Special Warrants and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Special Warrants.

7.

All Offering Material and documents (other than press releases) used in connection with offers and sales of the Securities prior to the expiration of the Distribution Compliance Period include, or will include, statements to the effect that the Securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States unless an exemption from the registration requirements of the U.S. Securities Act is available. Such statements have appeared, or will appear, (i) on the cover or inside cover page of any material or document; (ii) in the plan of distribution section of any prospectus or offering memorandum; and (iii) in any advertisement made or issued by the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made).

8.

None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

9.

None of the Company or any of its predecessors or affiliates have been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

10.	The Company is not, and as a result of the sale of the Securities contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

Exhibit 1
to Schedule A

Underwriters’ Certificate

          In connection with the private placement in the United States of Special Warrants (the “Special Warrants”) of NovaGold Resources Inc. (“Company”) pursuant to the Underwriting Agreement dated as of June 24, 2005 (the “Underwriting Agreement”) by and among the Company, Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Sprott Securities Inc. (collectively, the “Underwriters”), the undersigned, ____________________and ______________________, its U.S. Affiliate, do hereby certify as follows:

(i)

the Special Warrants have been offered and sold in the United States only by the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(ii)

all offers and sales of Special Warrants in the United States have been effected in accordance with all applicable United States federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii)

each offeree that was in the United States or a U.S. Person, or purchasing for the account or benefit of a U.S. Person or person in the United States, was provided with a copy of the Offering Materials, and each purchaser that was in the United States or a U.S. Person, or purchasing for the account or benefit of a U.S. Person or person in the United Stateswas provided, prior to the time of purchase of any Special Warrants, with a copy of the Offering Materials, and no other written material was used in connection with the offer and sale of the Special Warrants in the United States or to or for the account or benefit of a U.S. Person or person in the United States;

(iv)

immediately prior to transmitting the Offering Materials to such offerees, we had reasonable grounds to believe and did believe that each such offeree was an Institutional Accredited Investor, and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States or that is a U.S. Person or is purchasing for the account or benefit of a U.S. Person or person in the United States that we have arranged to purchase Special Warrants from the Company as a Purchaser and any beneficial purchaser for which such Purchaser is acting is an Institutional Accredited Investor;

(v)

no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Special Warrants in the United States nor have we or our affiliates, either directly or through a person acting on our or their behalf, solicited offers for, and have not offered to sell, the Special Warrants in the United States in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(vi)

neither we, our affiliates or nor anyone acting on our behalf has engaged in any Directed Selling Efforts with respect to the Securities nor will any such person engage in any Directed Selling Efforts with respect to Securities during the Distribution Compliance Period;

(vii)

all offers for the Special Warrants have been solicited only from, and all sales of such Special Warrants have been made only to persons in the United States or U.S. Persons that have been informed that that the Special Warrants have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D, and exemptions from any applicable state securities laws;

(viii)

prior to the time of sale of any Special Warrants in the United States or to or for the account or benefit of a U.S. Person or person in the United States, we caused each such purchaser purchasing from the Company as a Purchaser in reliance on Rule 506 of Regulation D, to execute and deliver a U.S. Subscription Agreement; and

(ix)	the offering of the Securities has been conducted and will be conducted in accordance with the terms of the Underwriting Agreement, including Schedule A thereto.

          All capitalized terms not otherwise defined herein shall have the meanings set forth in the Underwriting Agreement, including Schedule A thereto.

          Dated this _____day of __________, 2005.

[NAME OF AGENT]	[NAME OF U.S. AFFILIATE]

By: __________________________________	By: __________________________________
Name:	Name:
Title:	Title: